As filed with the Securities and Exchange Commission of May 6, 2002
                                                           Registration No. 333-
================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------
                                    FORM S-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ----------------------
                            PENN-AMERICA GROUP, INC.
             (Exact name of registrant as specified in its charter)
          Pennsylvania                                         23-2180139
 (State or other jurisdiction of                            (I.R.S. Employer
 incorporation or organization)                                 I.D. No.)
                                420 S. York Road
                           Hatboro, Pennsylvania 19040
                                 (215) 443-3649
          (Address, including Zip Code, and Telephone Number, Including
             Area Code, of Registrant's Principal Executive Offices)
                             ----------------------
                           Jon S. Saltzman, President
                            Penn-America Group, Inc.
                                420 S. York Road
                          Hatboro, Pennsylvania, 19040
                                 (215) 443-3649
             (Name, Address Including Zip Code and Telephone Number,
                   Including Area Code, of Agent For Service)
                             ----------------------
                                    Copy to:
                           Michael B. Pollack, Esquire
                                 Reed Smith LLP
                      One Liberty Place, 1650 Market Street
                             Philadelphia, PA 19103
                                 (215) 851-8100
                             ----------------------
       Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.
       If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 in connection with dividend or interest check the following box: |_|
       If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box: X
       If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: |_|_________.
       If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: |_|_________.
       If this form is a post-effective amendment field pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: |_|_________.
       If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box: |_|
                             ----------------------

                         Calculation of Registration Fee
====================================================================================================================
    Title of Each Class of                            Proposed Maximum         Proposed Maximum
        Securities to be          Amount to be            Offering            Aggregate Offering     Registration
           Registered              Registered      Price Per Security (1)           Price                 Fee
--------------------------------------------------------------------------------------------------------------------
 Common Stock, $.01 par value
--------------------------------------------------------------------------------------------------------------------
Total                            300,000 Shares            $16.71                 $5,013,000             $461
--------------------------------------------------------------------------------------------------------------------

(1) Estimate solely for purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933. Securities priced as of the closing bid price, on the New York Stock Exchange as of May 1, 2002.

    The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement thereafter becomes effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

Subject to Completion                                                                               Dated May 6, 2002

  The
  information
  in this                                                     300,000 Shares
  preliminary                                            PENN-AMERICA GROUP, INC.
  prospectus                                                   Common Stock
  is not
  complete
  and may be              We are registering shares of our common stock relating to shares issued pursuant to the
  changed.           Contingent Profit Commission Plan we have in place with our independent wholesale general agents.
  These              This plan provides cash and common stock, at the agent's election, for those agents who produce
  securities         excellent underwriting results and loss ratios.  Except where the context otherwise indicates, the
  may not be         term "Penn-America," "we," "us," "ours" and "our" includes Penn-America Group, Inc. and our
  sold until         wholly-owned subsidiaries Penn-America Insurance Company and Penn-Star Insurance Company, and the
  the                term "plan" refers to the Contingent Profit Commission Plan.
  registration
  statement               Our common stock is traded on the New York Stock Exchange under the symbol "PNG."  On May 1,
  filed with         2002, the closing price for our common stock was $16.71 per share.
  the
  Securities
  and                                                    ________________________
  Exchange
  Commission
  is                      See "Risk Factors" beginning on page 3 to read about factors you should consider before buying
  effective.         these securities.
  This
  preliminary             Neither the Securities and Exchange Commission nor any state securities commission has approved
  prospectus         or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Any
  is not an          representation to the contrary is a criminal offense.
  offer to
  sell nor                                        The date of this prospectus is May 6, 2002.
  does it
  seek an
  offer to
  buy these
  securities
  in any
  jurisdiction
  where the
  offer or
  sale is
  not
  permitted.

                       WHERE YOU CAN FIND MORE INFORMATION
         We have filed reports, proxy statements and other information with the Securities and Exchange Commission. Copies of these reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at their regional office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of this material can also be obtained by mail at prescribed rates from the Public Reference Room of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the Commission at 1-800-SEC-0330. The Commission maintains a website that contains our reports, proxy statements and other information. The address of this website is http.//www.sec.gov.

                     INCORPORATION OF DOCUMENTS BY REFERENCE

         The Commission allows us to incorporate by reference the information we file with them. This means that we can disclose information to you by referring you to those documents. The documents that have been incorporated by reference are an important part of the prospectus, and you should review that information in order to understand the nature of any investment by you in the common stock. Information contained in this prospectus automatically updates and supercedes previously filed information. We are incorporating by reference the documents listed below and all of our filings under the Securities Exchange Act of 1934, as amended, after the date of filing the initial registration statement and prior to the effectiveness of the registration statement.

         o our annual report on Form 10-K for the fiscal year ended December 31, 2001;
         o our annual report to shareholders for the fiscal year ended December 31, 2001;
         o our 2002 Amended Proxy Statement filed April 30, 2002 with the Securities and Exchange Commission; and
         o the description of our common stock included in our Registration Statement on Form 8-A, filed July 16, 1998.

         All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of the offering of the securities, are incorporated by reference into and are deemed to be a part of this prospectus from the date of filing of those documents.

         You should rely only on the information contained in this document or that which we have referred you to. We have not authorized anyone to provide you with any additional information. You should not assume that the information included in or incorporated by reference into this prospectus or any prospectus supplement is accurate as of any date later than the date on the front of the prospectus or prospectus supplement.

         Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement is modified or replaced by a statement herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference into this prospectus. Any such statement so modified or superseded shall not be deemed, except as so modified or replaced, to constitute a part of this prospectus. We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents referred to above that have been or may be incorporated in this prospectus by reference (other than exhibits to such documents until such exhibits are themselves specifically incorporated by reference). If you would like a copy of any of these documents, at no cost, please write or call us at Penn-America Group, Inc., Investor Relations Department, 420 South York Road, Hatboro, Pennsylvania 19040, or by telephone at (215) 443-3656, or send an e-mail request to info@penn-america.com.

                                  RISK FACTORS

         Except for the historical information contained in this Prospectus, matters discussed in this Prospectus may constitute "forward-looking statements" (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act.) This forward-looking information reflects our management's current best estimates regarding future operations. Our actual results could differ materially from those estimated in the forward-looking statements as a result of several factors, including those discussed below and elsewhere in this Prospectus.

         A variety of factors may materially impact estimates of future operations. Many of these factors are outside our control and cannot be accurately predicted. Important factors include, but are not limited to, general economic conditions, interest rate levels, financial market performance, legislative initiatives, the adequacy of loss reserves, price competition impacting premium levels, relationships with and capacity of our general agents and changes in state insurance regulations.

         In addition to the other information in this Prospectus, the following factors and risks should be considered carefully by potential purchasers in evaluating us, our businesses and the shares of Common Stock offered hereby:

Changes in the insurance industry beyond our control may affect our performance.

         We may incur significant fluctuations in operating results due to changes in competition, catastrophe losses and general economic conditions, including interest rate changes, as well as legislative initiatives, the frequency of litigation, the size of judgments and severe weather conditions. The impact of these factors can dramatically affect demand for our products, insurance capacity, pricing and claims experience and, consequently, our business, results of operations or financial condition.

We exited the commercial and non-standard personal automobile business.

         We exited the non-standard personal automobile business in 1999 and, as a result, gross written premiums declined to $2,000 in 2001 from $2.8 million in 2000 and $11.5 million in 1999.

         We offered commercial automobile coverage from 1998 through the first quarter of 2001. In late 2000, we announced that we were exiting this line of business due to unsatisfactory underwriting results. No new policies have been written since the first quarter of 2001 and all policies are being non-renewed. Gross written premiums for commercial automobile business decreased to $1.1 million in 2001 from $11.5 million in 2000 and $7.0 million in 1999.

         We decided to exit these lines of business because we were experiencing unsatisfactory underwriting results, and because we wished to increase our focus on more profitable lines of business. While the Company has established loss and loss adjustment expense reserves for these exited lines of business, circumstances could develop resulting in an increase in reserve amounts.

Our business is cyclical in nature.

         Historically, the financial performance of the property and casualty insurance industry has tended to fluctuate in cyclical patterns of soft markets followed by hard markets. Although an individual insurance company's financial performance is dependent on its own specific business characteristics, the profitability of most property and casualty insurance companies tends to follow this cyclical market pattern. Since the last half of 2001, the property and casualty insurance industry is experiencing a hardening market. While this condition is expected to continue through 2004, there is no guarantee that insurance prices will not return to inadequate levels in the future due to a softening market.

Our existing infrastructure may not be able to support future growth.

         We believe that a substantial portion of any future growth will depend on our ability to o increase our business from our existing general agents.

This future growth is contingent on various factors, including:

         o        the availability of adequate capital;
         o        our ability to hire and train additional personnel;
         o        regulatory requirements; and
         o        maintaining an "A-" or better rating from A.M.Best Company.

         Failure to accomplish these things could significantly impact our business.

Failure to establish adequate loss reserves could have a material adverse effect on our financial condition.

         We are directly liable for loss and loss adjustment expenses under the terms of the insurance policies we underwrite. In many cases, several years may lapse between the occurrence of an insured loss, the reporting of the loss to us and our payment of the loss. We establish loss reserves for the ultimate payment of all loss and loss adjustment expenses incurred. These reserves are based on historical data and estimates of future events and are imprecise. We obtain annually an independent evaluation with respect to the adequacy of loss reserves from an outside independent consulting actuary, however, ultimate loss and loss adjustment expenses may vary from established reserves. Furthermore, factors such as:

         o        future inflation;
         o        claims settlement patterns;
         o        legislative activity; and
         o        litigation trends,

all of which are difficult to predict, may have a substantial impact on our future loss experience. If our reserves should prove to be inadequate, we will be required to increase reserves with a corresponding reduction in our net income in the period in which the deficiency is identified. Future loss experience substantially in excess of established reserves could have a material adverse effect on our business, results of operations or financial condition.

Failure to maintain surplus thresholds could result in regulatory action.

         The National Association of Insurance Commissioners (the "NAIC") has adopted a system of assessing the financial condition and stability of insurance companies, known as "risk-based capital," which applies to Penn-America Insurance Company and Penn-Star Insurance Company, Penn-America Insurance Company's wholly owned subsidiary. The risk-based capital rules establish statutory capital requirements based on levels of risk retained by an insurance company. Penn-America's adjusted capital at December 31, 2001 was in excess of the applicable risk-based standards as established by the NAIC. There is no assurance that Penn-America or Penn-Star will be able to maintain the required capital levels. Failure to maintain risk-based capital at the required levels could adversely affect the ability of Penn-America or Penn-Star to secure regulatory approvals as necessary or appropriate.

We are heavily regulated and changes in the regulation of the insurance industry may have an adverse impact.

         We are subject to regulation, primarily by Pennsylvania, our domiciliary state, and to a lesser degree, the 37 other states in which we are an admitted insurer. The regulations are generally designed to protect the interests of insurance policyholders, as opposed to the interests of stockholders. These regulations relate to authorized lines of business, capital and surplus requirements, rules, rates and forms, investment parameters, underwriting limitations, transactions with affiliates, dividend limitations, changes in control and a variety of other financial and non-financial components of our business. Failure to comply with certain provisions of applicable insurance laws and regulations or significant changes in these laws and regulations could have a material adverse effect on our business, results of operations or financial condition.

Our agents have the authority to bind us to unprofitable policies.

         We underwrite a substantial majority of our commercial policies on a binding authority basis (approximately 88% of the Company's core commercial gross written premiums in 2001). Pursuant to the various states' regulations, we generally have 60 days from the effective date to cancel a policy if the risk insured does not comply with our underwriting guidelines. In the event that a general agent exceeds its authority by binding us on a risk that does not comply with our underwriting guidelines, we are at risk for that policy until we receive the policy and effect a cancellation. We generally require general agents to deliver all policies to us within 35 days of the date written. There can be no assurance that the general agents will bind us within the limits of our underwriting guidelines or deliver policies to us in a timely manner. As a result, we may be bound by a policy that does not comply with our underwriting guidelines and, until we can effect a cancellation, we may incur loss and loss adjustment expenses related to that policy.

We operate in a highly competitive market.

         The property and casualty insurance industry is highly competitive. We compete with numerous domestic and international insurers, many of which have greater financial and management resources and experience in the insurance industry. We also may compete with new entrants in the future. Competition is based on many factors, including:

         o        the perceived market strength of the insurer;
         o        pricing and other terms and conditions;
         o        services provided us;
         o        the speed of claims payment;
         o        the reputation and experience of the insurer; and
         o ratings assigned by independent rating organizations such as A.M. Best Company.

         Ultimately, this competition could affect our ability to attract business at premium rates which are likely to generate underwriting profits, and could have a material adverse effect on our business, results of operations or financial condition.

Our financial rating may drop, resulting in a loss of new or repeat business.

         Penn-America currently has an "A- (Excellent)" rating from A.M. Best. A downgrade of this rating could have a material adverse effect on our business, results of operations or financial condition, as current and future customers may choose other, higher rated competitors. There can be no assurance that we will be able to maintain the current A.M. Best rating.

Available cash for payments of dividends from our operating subsidiaries may be limited.

         We are an insurance holding company and our principal asset is the stock we hold in Penn-America Insurance Company. Dividends and other payments from this company are our primary source of funds to pay expenses and pay dividends to stockholders. The payment of dividends by Penn-America Insurance Company to us and the payment of dividends by Penn-Star Insurance Company to Penn-America Insurance Company are subject to restrictions set forth by statute. In general, these restrictions limit the aggregate amount of dividends or other distributions that Penn-America Insurance Company or Penn-Star Insurance Company may declare or pay within any 12-month period without the permission of the applicable regulatory authority. Generally this is the greater of statutory net income for the preceding calendar year or 10% of the statutory surplus. Using these criteria, the available ordinary dividend for 2002 is $6,473,325. Ordinary dividends paid by Penn-America Insurance Company to us in 2001 were $1.6 million. Insurance regulators have broad powers to prevent reduction of statutory surplus to inadequate levels, and there is no assurance that dividends of the maximum amounts calculated under any applicable formula would be permitted.

         The continued payment of dividends will be determined regularly by the board of directors and will be based on general business conditions, legal and regulatory restrictions regarding the payment of dividends and other factors the board of directors considers relevant.

Transactions between us and our affiliates and insiders who hold a considerable amount of our stock may not be at arms length.

         Currently, Mr. Irvin Saltzman and his family and affiliates, substantially through their ownership of Penn Independent Corporation, our controlling stockholder, beneficially own approximately 40% of our outstanding common stock. Penn Independent provides us with human resource management and other services. In 2001, we paid $212,000 for such services. This amount was based on allocations of estimated costs.

         Gross written premiums with insurance agency affiliates were $3,888,000 in 2001, representing 3.95% of our total business written, and the commissions paid to such affiliates were $857,000 in 2001. Premium receivables from such affiliates were $454,000 as of December 31, 2001. Inherent in these transactions is the conflict of interest that arises due to potential impact on profits by the amount of fees received, and the distribution to shareholders.

         Our headquarters in Hatboro, Pennsylvania are occupied pursuant to a lease, effective July 1, 2000, with Mr. Irvin Saltzman, Chairman of the Board of Directors. The lease is for an initial term of five years and we have one five-year renewal option thereafter. The current rent is $357,247 ($15.25 per square foot) per year and we are required to pay our pro rata share of all increases in the base year of taxes, fees, assessments and expenses on the entire office facility. As of March 28, 2002, there was no pro rata share charge.

Our success is highly dependent on key personnel.

         The efforts and abilities of our present management, particularly that of Jon S. Saltzman, our President and Chief Executive Officer, is very important to our success. If we were to lose the services of Jon S. Saltzman, or any of the other key management personnel, there could be a material adverse effect on our business, results of operations or financial condition. We maintain key personal life insurance policies on Jon S. Saltzman.

We rely on our ability to obtain reinsurance.

         We currently purchase reinsurance, which allows us to write more direct insurance and at greater limits than we otherwise could. Our current treaty reinsurance is with American Reinsurance Corporation. For catastrophe losses, we are covered by a consortium of "A" or better rated reinsurers. There can be no assurance that reinsurance will continue to be available to us to the same extent, and at the same cost, as it has in the past.

         The maintenance of reinsurance does not legally discharge us from our primary liability for the full amount of the risks we insure, although it does make the reinsurer liable to us. Therefore, we are subject to credit risk with respect to our reinsurers. Our reinsurance recoverable is primarily with General Reinsurance Corporation and American Re. Although management believes that our reinsurance is maintained with financially stable reinsurers and that its reinsurance support is adequate to protect its interests, the insolvency of General Re or American Re or any other reinsurer or their inability to make payments under the terms of a reinsurance treaty could have a material adverse effect on our business, results of operations or financial condition. We may choose in the future to re-evaluate the use of reinsurance to increase, decrease or eliminate the amount of risk we cede to reinsurers.

The plan provides for certain restrictions on your ability to sell stock awarded to you.

     If an agent qualifies to receive a bonus under the plan, the plan provides that the qualifying agent may elect to receive their bonus in either cash or shares of our common stock (in 25% increments up to 100%). This determination is made solely by the qualifying agent and consideration should be given to the risk factors associated with deciding to receive the award in shares of stock. The stock which is granted under this plan is restricted from sale until August 1st of the year in which the stock was received and is legended accordingly.

The value of the stock participants elect to receive may drop prior to their ability to sell the stock.

         Participants are at risk should there be a decline in the value of the stock distributed in accordance with the plan between the fifth trading date of our stock prior to March 1st, the valuation date used to determine the number of shares to be awarded each participant, and the actual date these shares are distributed and the date after which they are available for sale by the participants - which is the following August 1st. Participants will not be able to change their elections to receive stock during this period.

Plan participants are general unsecured creditors and there may not be sufficient assets to pay participants in the event of an insolvency.

         Participants in the plan are general unsecured creditors, and in the event of our insolvency, there could be insufficient assets to pay qualifying participants according to the terms of the plan.

                                  PENN-AMERICA

         Penn-America Group, Inc. is a specialty property and casualty insurance holding company which, through its subsidiary, Penn-America Insurance Company and its subsidiary Penn-Star Insurance Company, markets and underwrites commercial property, general liability and multi-peril insurance for small business located primarily in small towns and suburban and rural areas. We can write business in all fifty states and the District of Columbia. We write business on both an admitted and non-admitted (excess and surplus lines) basis in thirty-six states, on only an admitted bases in two states and on only a non-admitted basis in twelve states and the District of Columbia.

         Penn-America Insurance was formed in 1975 by Irvin Saltzman, who began working in the insurance industry in 1947 when he founded a general agency. Jon
S. Saltzman, Irvin Saltzman's son, is our President and Chief Executive Officer and has been employed by us since 1986. Currently, the Saltzman family, substantially through their ownership of Penn Independent Corporation owns approximately 40% of our common stock.

Marketing and Distribution

         Our commercial insureds consist primarily of small "Main Street" businesses including restaurants, taverns, mercantiles and artisan contractors. In addition, we have developed customized products and coverages for other small commercial insureds such as daycare facilities, fitness centers and special events. We believe we have benefited from industry consolidation, corporate downsizing and the increased use of communications technology and personal computers, which among other factors, have contributed to the high growth in the number of small businesses in these areas. We select only insurance lines of business and industry segments for which we reasonably can evaluate the probability of future loss exposure. Therefore, we avoid high-hazard risk and high-hazard lines of business such as medical malpractice and environmental liability.

         We market our products through 57 general agents, who in turn produce business through more than 25,000 retail insurance brokers located throughout the United States. We focus on serving the insurance needs of small or non-standard markets, which generally are characterized by small average policy premiums that are serviced by retail insurance brokers with limited access to larger, standard lines insurers. We believe that our distribution network enables us to effectively access these numerous small markets at a relatively low fixed-cost through the marketing, underwriting and administrative support of our general agents and their retail brokers - individuals with local market knowledge and expertise.

         Our distribution strategy is to maintain strong relationships with a select group of high-quality general agents. We believe that our network comprises a smaller, higher-quality group of agents than our competitors. We carefully select a limited number of general agents based on their experience and reputation and strive to preserve each agent's franchise value within its marketing territory. We seek to grow with these general agents and develop strong, long-standing relationships by providing a high level of service and support. The success of our strategy is demonstrated by our strong and consistent growth. From 1992 to 2001, commercial gross written premiums grew at 18% compound annual rate from $22.6 million to $98.4 million while the number of general agents rose from 38 to 57.

Underwriting

         We underwrite our core commercial business (excluding our exited commercial automobile business) on a Binding Authority, Submit and Specialty Lines basis. This underwriting approach allows us to maintain low fixed costs. Approximately 88% of our core commercial gross written premiums in 2001 were underwritten on a Binding Authority basis. Of this amount, approximately 85% is bound by general agents in accordance with our underwriting manual.

         We provide our general agents with a comprehensive, regularly updated underwriting manual, which also is available online through a secure intranet site called PennLink. This manual clearly outlines our risk eligibility, pricing, underwriting guidelines and policy issuance instructions. We closely monitor the quality of business we underwrite. We monitor the underwriting quality of our business through online system edits and in-force account reviews. We also periodically audit each agent's office to determine if our underwriting guidelines are being followed in all aspects of risk selection, underwriting compliance, policy issuance and pricing. In addition to standard commissions, we provide strong incentives to our general agents to produce profitable business through a contingent commission structure, which is tied substantially to underwriting profitability. Payment of these contingent commissions have been in cash and through the issuance of share of common stock and stock options. Since 1996, we have awarded agents approximately 184,000 shares of our common stock through our contingent commission structure.

         We began writing business on a Submit basis in 1999 in response to general agents who had risks similar to our risk profile but were outside of their underwriting authority. It accounted for approximately 5% of our core commercial gross written premiums in 2001. This means of writing business provides a market to our general agents for approximately fifty classes of business. One hundred percent of the business written on a Submit basis is bound by our underwriters; general agents have no binding authority for risks considered on a submit basis. Each risk is considered individually by our underwriters and approximately 15% of polices submitted are bound.

         In determining whether to accept a risk, we will review such factors as the type of risk, the agent's knowledge and control of the risk, potential underwriting profitability and historical data regarding any similar risk previously underwritten by us. During this process, we will quote a proposed premium reflecting relevant ISO benchmarks, if available, and adjustments that may be warranted based on the individual characteristics of the particular risk. We then assemble a complete underwriting file with respect to the particular submission and specific approval procedures are employed, depending on the characteristics and magnitude of the particular risk.

         Specialty Lines business, which accounted for 7% of our core commercial gross written premiums in 2001, creates specialized underwriting and marketing programs for individual general agents based upon specific territorial need and opportunities. The individual general agent typically is given exclusive marketing authority for the program subject to territorial limitations. We believe we can achieve superior underwriting results and expense savings on these programs. In all of our commercial product lines, we are continuously develop specialized programs for certain industry segments to meet the needs of these marketplaces. For example, we have developed programs for cargo and Alaska dwellings. These programs are a significant benefit to our marketing efforts.

                                 USE OF PROCEEDS

         The shares of common stock issued under the plan will be issued as payment of a bonus award payable to our general agents. We will receive no cash proceeds from the issuance of shares under the plan.

                                    THE PLAN

         The statements in this Prospectus concerning the terms and provisions of the plan are summaries and do not purport to be complete. All such statements are qualified in their entirety by reference to the full text of the documents filed as exhibits to the Registration Statement of which this prospectus is a part. Additional updating and other information with respect to the plan may be provided in the future to the participants.

Summary of the Plan

         The Plan is designed to reward general agents who place insurance with Penn-America and have had favorable underwriting results. The following is a summary of the current key elements of the plan. A copy of the plan is attached as an Exhibit to this Prospectus.

Threshold for Participation in the Plan

         o If you satisfy all requirements, you are eligible for your first payment by March 1st of the year following the contingent year of eligibility.

         o To initially qualify you must have written at least $500,000 total calendar year eligible gross written premium according to our books as of December 31, 2001, $750,000 total calendar year eligible gross written premium as of December 31, 2002 and $1,000,000 total calendar year eligible gross written premium as of December 31, 2003 and each calendar year thereafter.

         o        You must be in compliance with our General Agency Agreement.

         o You must maintain errors and omissions coverage in conformity with our standards for such coverage.

         o        You agree that our records are final.

Plan Awards

         o Eligible agents will be entitled to receive an annual contingent profit commission in an amount determined by the formula described below.

         o Payment of contingent profit commissions shall be made on March 1st following the calendar year for which the commission was earned. Payments elected to be received in stock will be free of all sales commissions and transaction costs.

         o Payments of commissions will be in cash unless we receive written notice from the eligible agent that he/she desires to receive all or a portion of the commission in our common stock. Eligible agents may elect to receive only 0%, 25%, 50%, 75% or 100% of their award in our stock.

         o For purposes of determining the number of shares an eligible agent may receive, our common stock will be valued at the closing price of our common stock on the New York Stock Exchange on the fifth trading date immediately prior to the March 1st payment date.

         o Stock granted under the plan may not be sold until the following August 1st after the stock was received and stock certificates will be legended accordingly.

         o All commissions (cash and stock) paid under the plan may be subject to federal, state and local income tax. Each agent should seek the advice of a personal tax advisor with respect to the taxation of any award.

         o Any contingent profit commission earned may not be deducted by an eligible agent from that agent's accounts current.

         o Earned and unpaid contingent profit commissions may not be pledged, assigned, sold or otherwise transferred without our prior written consent, and any attempted pledge, assignment, sale or transfer made without our consent will not be binding on us.

Determination of Amount of Contingent Profit Commission

         Eligible agents will receive contingent profit commissions as determined below. The premiums, losses and expenses applicable to the following business shall not be included in determining the commission earned:

         o        assigned risk;
         o        umbrella policies;
         o that portion of any premiums, losses and expenses relating to a limit of liability in excess of $1 million, pursuant to our Increased General Liability Limits Program;
         o personal and commercial automobile liability and physical damage; and
         o        any other business later deemed ineligible by us.

         Eligible agents shall be entitled to a contingent profit commission, calculated as follows (terms in "bold" have the meanings set forth below):

         o First, we determine a combined ratio for all eligible business written by the eligible agent for the calendar year being measured and the two prior calendar years by adding:
                  o        Loss and LAE (Loss Adjustment Expenses) Incurred
                           Ratio;
                  o        Commissions and Filed Fees Ratio;
                  o        Premium Tax Ratio; and
                  o        Company Expense Ratio.

         o Next, we determine the growth rate in eligible gross written premium between the calendar year being measured and the immediately preceding calendar year.

         o Then we apply the combined ratio obtained in the first step and growth rate obtained in the second step to the Contingent Profit Commission Table, which is included as "Exhibit 1" to a copy of the Plan found as an Exhibit to this Prospectus, to determine the Contingent Profit Commission Rate Earned.

         o These calculations are subject to rounding to the nearest tenth and interpolation.

         o The Contingent Profit Commission Rate Earned is then multiplied by earned premium for the calendar year being measured to determine the contingent profit commission.

An example of this calculation can be found as "Exhibit 2" to a copy of the Plan found as an Exhibit to this Prospectus.

We use the following defined terms for purposes of making the calculations:

         "Commissions and Filed Fees Ratio" means the sum of the actual amount of regular commissions generated on eligible business written by an agent in the calendar year, plus filed fees generated on admitted eligible business written by the Agent in the calendar year, divided by written premium in that same calendar year.

         "Company Expense Ratio" means Penn-America's operating expenses, plus reinsurance costs (costs related to Loss and LAE (Loss Adjustment Expenses) Incurred in excess of $500,000 per occurrence, plus property catastrophic reinsurance costs) related to an agent's eligible business during a calendar year, divided by written premium in that same calendar year. Said expenses and costs are subject to change at any time based on Penn-America's reasonable determination and discretion.

         "Earned premium" means that portion of the written premium recognized as earned ratably during a calendar year.

         "Growth rate" means the difference between the written premium for the calendar year being measured and the written premium for the immediately preceding calendar year, divided by the immediately preceding calendar year's written premium, expressed as a percentage.

         "Loss" means with respect to eligible business, the losses paid during the calendar year, less net salvage recovered, plus the sum of the outstanding loss reserves at the end of the calendar year, minus the sum of the outstanding loss reserves at the end of the immediately preceding calendar year, plus the net change for the calendar year in reserves for incurred but not reported losses.

         "LAE (Loss Adjustment Expenses)" means the expenses of investigating and settling claims, including legal fees, internal and external adjustment expenses and other general expenses of administering the claims adjustment process, incurred during a calendar year.

         "Loss and LAE (Loss Adjustment Expenses) Incurred" means the sum of Loss and LAE (Loss Adjustment Expenses) incurred in a calendar year, subject to a maximum limit of $500,000 per occurrence.

         "Loss and LAE (Loss Adjustment Expenses) Incurred Ratio" means the total Loss and LAE (Loss Adjustment Expenses) Incurred in the calendar year, divided by earned premium for that same calendar year.

         "Premium Tax Ratio" means the actual amount of premium taxes incurred by Penn-America relating to eligible business written by an agent in a calendar year, divided by written premium for that same calendar year.

         "Written premium" means the gross premium written, less policy returns and cancellations, less ineligible business in a calendar year.

Modification of the Plan

         We have the right to prospectively amend or terminate the plan at any time.


                             VALIDITY OF SECURITIES

         The validity of the shares of the common stock has been passed upon for us by Reed Smith LLP, Philadelphia, Pennsylvania.


                    DOCUMENTS DELIVERED WITH THIS PROSPECTUS

We are delivering a copy of our Annual Report to Shareholders for the fiscal year ended December 31, 2001 along with this prospectus.


                                     EXPERTS

         The consolidated financial statements and schedules of Penn-America Group, Inc. incorporated by reference in Penn-America Group, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 2001, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report incorporated by reference therein and incorporated by reference herein. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

               GENERAL AGENT CONTINGENT PROFIT COMMISSION ADDENDUM

         This Addendum, effective January 1, 2001, made by and between Penn-America Insurance Company and Penn-Star Insurance Company (hereinafter collectively referred to as "Penn-America") and [[AGENCY]] (hereinafter "Agent"), supersedes and replaces, in its entirety, the General Agency Profit Sharing Addendum effective January 1, 1999 ("the 1999 Addendum"), by and between the parties hereto, and forms a part of the General Agency Agreement by and between Penn-America and Agent dated [[DATE]], and any amendments thereto, as follows.

         1. Agreement: It is agreed that as a reward to Agent for Agent's favorable underwriting results, Penn-America will pay to Agent, in addition to the commissions payable in accordance with the General Agency Agreement, a contingent profit commission based on the underwriting profits realized by Penn-America on the business written by Agent under the General Agency Agreement, except such business as is ineligible herein;

         2. Ineligible Business: This Addendum shall not apply to premiums, losses and expenses applicable to the following businesses: (a) assigned risk; (b) umbrella policies; (c) that portion of any premiums, losses and expenses relating to a limit of liability in excess of $1 million, pursuant to Penn-America's Increased General Liability Limits Program; (d) personal and commercial automobile liability and physical damage; and (e) any business hereinafter deemed ineligible by Penn-America;

         3. Contingent Profit Commission: If Agent meets the terms, conditions and qualifications set forth herein, Agent shall be entitled to a contingent profit commission, calculated as follows:

                  A. By March 1 of the year following the contingent year, Penn-America shall perform the following calculation;
                           (1) Determine a combined ratio for all eligible business written by the Agent in the aggregate during the contingent year and two
                                    (2) immediately preceding calendar years.
                                    Said combined ratio shall be the sum of the "Loss and LAE (Loss Adjustment Expenses) Incurred Ratio", "Commissions and Filed Fees Ratio", "Premium Tax Ratio" and "Company Expense Ratio" during the contingent year and two (2) immediately preceding calendar years;
                           (2) Determine the growth rate in written premium between the contingent year and the immediately preceding calendar year;
                           (3) Apply the combined ratio and growth rate to the Contingent Profit Commission Table, attached hereto as "Exhibit 1", to determine the Contingent Profit Commission Rate Earned. Note: Final calculations subject to rounding to the nearest 10th and interpolation;


                                     -E-1-

                           (4) Multiply the Contingent Profit Commission Rate Earned by earned premium for the contingent year to determine the contingent profit (year) commission;
                  B.       All calculations are on a calendar year basis;
                  C. An example of the above-stated calculation is attached hereto as "Exhibit 2";

         4.       Payment Provisions:
                  A. The contingent profit commission is paid, one hundred (100%) percent, by March 1 of the year following the contingent year;
                  B. Payment shall be made 100% in cash, unless Agent notifies Penn-America in writing that it desires payment in Penn-America Group, Inc. (NYSE:PNG) common stock - in 25%, 50%, 75% or 100% increments;
                  C. For purposes of payment in PNG common stock, the stock shall be valued as of the closing price of the stock on the New York Stock Exchange at the close of business on December 31st of the contingent year. If the New York Stock Exchange is not open on that date, the stock shall be valued on the same basis as of the close of business on the nearest previous business day on which the Stock Exchange was open;
                  D. PNG stock distributed to Agent cannot be sold until August 1 of the year following the contingent year and will be legended accordingly;
                  E. PNG stock will be delivered free of all commission and transaction costs. Agent is responsible for any commissions and/or transaction costs related to any disposition of said stock subsequent to delivery;
                  F. The contingent profit commission may be subject to income tax. Agent should seek the advice of a personal tax advisor in this regard;


         5. Qualifications: To qualify for a contingent profit commission under this Addendum, Agent recognizes that:
                  A.       Agent must produce total minimum written premium of:
                           (1)      $500,000 as of December 31, 2001;
                           (2)      $750,000 as of December 31, 2002; and,
                           (3) $1 million as of December 31, 2003 and each succeeding December 31st calendar year thereafter;
                  B.       Agent must be in compliance with the General Agency
                           Agreement between Penn-America and Agent;
                  C.       Agent must maintain Errors and Omissions coverage in
                           conformity with Penn-America's standards for such coverage;
                  D.       Penn-America's records and calculations are final;
                  E. Any contingent profit commission earned may not be deducted by Agent from Agent's accounts current;
                  F. Agent cannot pledge, assign, sell or otherwise alienate this Addendum without the prior written consent of an officer of Penn-America. Any purported or attempted assignment of this Addendum without such prior written consent shall not be binding on Penn-America.


                                     -E-2-

         6.       Amendment and Termination:
                  a. This Addendum may be amended at any time by Penn-America by providing written notice to Agent of such amendment. To the extent that Penn-America amends this Addendum on or before July 1 of a calendar year, said amendment shall be effective as of January 1 of said calendar year in which the amendment is made. To the extent that Penn-America amends this Addendum subsequent to July 1, said amendment shall not be effective until January 1 of the next succeeding calendar year;
                  b. This Addendum may be terminated at any time in accordance with the termination provisions of the General Agency Agreement between the parties hereto, of which this Addendum forms a part;
                  c. If Agent terminates the General Agency Agreement, and/or if this Addendum is terminated for cause, due to Agent's breach of the Addendum or General Agency Agreement or otherwise, Penn-America shall have no further obligation to Agent relative to alleged outstanding contingent profit commissions due under this Addendum;
                  d. If this Addendum is terminated by Penn-America other than for cause, Penn-America will honor the Addendum relative to any payment(s) due only for the contingent year in which notice of termination is given, as well as for any previous contingent year for which any applicable contingent profit commission has not been paid;

         7.       Definitions:
                  A.       "Calendar year" = From January 1 to December 31;
                  B. "Commissions and Filed Fees Ratio" = The sum of the actual amount of regular commissions generated on eligible business written by Agent in the calendar year, plus filed fees generated on admitted eligible business written by Agent in the calendar year, divided by written premium in that same calendar year;
                  C. "Company Expense Ratio"= Penn-America's operating expenses, plus reinsurance costs [costs related to Loss and LAE (Loss Adjustment Expenses) Incurred in excess of $500,000 per occurrence, plus property catastrophic reinsurance costs] related to Agent's eligible business during a calendar year, divided by written premium in that same calendar year. Said expenses and costs are subject to change at any time based on Penn-America's reasonable determination and discretion;
                  D. "Contingent year" = The calendar year on which an Agent's performance (which compares revenue growth and profitability over a period of prior calendar years - irrespective of whether or not Agent met the eligibility requirements in any of those prior calendar years) is measured for purposes of determining the contingent profit commission to be paid the following year;
                  E. "Earned premium" = That portion of the written premium recognized as earned ratably during a calendar year;
                  F. "Growth rate" = The difference between the contingent year and the immediately preceding calendar year written premium, divided by the immediately preceding


                                     -E-3-
                           calendar year written premium, expressed as a percentage;
                  G. "Loss" = On eligible business, the losses paid during the calendar year, less net salvage recovered, plus the sum of the outstanding loss reserves at the end of the calendar year, minus the sum of the outstanding loss reserves at the end of the immediately preceding calendar year, plus the net change for the calendar year in reserves for incurred but not reported losses;
                  H. "LAE (Loss Adjustment Expenses)" = The expenses of investigating and settling claims, including legal fees, internal and external adjustment expenses and other general expenses of administering the claims adjustment process, incurred during a calendar year;
                  I. "Loss and LAE (Loss Adjustment Expenses) Incurred" = The sum of Loss and LAE (Loss Adjustment Expenses) incurred in a calendar year, subject to a maximum limit of $500,000 per occurrence;
                  J. "Loss and LAE (Loss Adjustment Expenses) Incurred Ratio" = The total Loss and LAE (Loss Adjustment Expenses) Incurred in the calendar year, divided by earned premium for that same calendar year;
                  K. "Premium Tax Ratio" = The actual amount of premium taxes incurred by Penn-America relating to eligible business written by Agent in a calendar year, divided by written premium for that same calendar year;
                  L. "Written premium" = Gross premium written, less policy returns and cancellations, less ineligible business in a calendar year.

         This Addendum constitutes the entire and exclusive agreement between Penn-America and Agent relative to contingent profit commissions and supersedes and replaces any and all prior or contemporaneous agreements, representations, and understandings, written and/or oral, on this subject. The undersigned signatories hereby warrant that they have full power and authority to execute this Addendum on behalf of the respective parties hereto.


                                     -E-4-

     First Amendment to General Agent Contingent Profit Commission Addendum:

In accordance with paragraph 6(a) of the General Agent Contingent Profit Commission Addendum ("the Addendum"), entered into by and between Penn-America Insurance Company and Penn-Star Insurance Company (hereinafter collectively referred to as "Penn-America") and [[Agent]] ("Agent") effective January 1, 2001, this Amendment No.1 amends those certain terms and conditions of the Addendum, effective January 1, 2002, as follows:

Paragraph 4(c) of the Addendum is deleted in its entirety and replaced with the following:

         4.       Payment Provisions:

                  C. For purposes of payment in PNG common stock, the stock shall be valued as of the closing price of the stock on the New York Stock Exchange at the close of business on the 5th trading day prior to March 1 of the calendar year following the contingent year.

         This Amendment is limited as specified and shall not constitute or be deemed to constitute an amendment, modification or waiver of any other provision of the Addendum, except as expressly set forth herein.


                                     -E-5-


                                                    EXHIBIT 1
----------------------------------------------------------------------------------------------------------------
                                           PENN-AMERICA INSURANCE GROUP
----------------------------------------------------------------------------------------------------------------
                                        CONTINGENT PROFIT COMMISSION TABLE
----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
                                     Percentage Change in Written Premium Over Prior Year
----------------------------------------------------------------------------------------------------------------
Combined           -15.0% or             -14.9% to          -4.9% to           5.0% to            15% or
Ratio              Greater               -5.0%              4.9%               14.9%              Greater
----------------------------------------------------------------------------------------------------------------
        100          0.00%                0.00%              0.00%              0.00%              0.00%
----------------------------------------------------------------------------------------------------------------
         99          0.00%                0.00%              0.00%              0.00%              0.00%
----------------------------------------------------------------------------------------------------------------
         98          0.00%                0.00%              0.50%              0.63%              0.75%
----------------------------------------------------------------------------------------------------------------
         97          0.00%                0.00%              0.75%              0.94%              1.13%
----------------------------------------------------------------------------------------------------------------
         96          0.32%                0.77%              0.90%              1.13%              1.35%
----------------------------------------------------------------------------------------------------------------
         95          0.37%                0.89%              1.05%              1.31%              1.58%
----------------------------------------------------------------------------------------------------------------
         94          0.49%                1.19%              1.40%              1.75%              2.10%
----------------------------------------------------------------------------------------------------------------
         93          0.61%                1.49%              1.75%              2.01%              2.19%
----------------------------------------------------------------------------------------------------------------
         92          0.74%                1.79%              2.10%              2.42%              2.63%
----------------------------------------------------------------------------------------------------------------
         91          0.86%                2.08%              2.45%              2.82%              3.06%
----------------------------------------------------------------------------------------------------------------
         90          0.98%                2.18%              2.80%              3.22%              3.50%
----------------------------------------------------------------------------------------------------------------
         89          1.03%                2.36%              2.95%              3.39%              3.69%
----------------------------------------------------------------------------------------------------------------
         88          1.07%                2.46%              3.07%              3.51%              3.81%
----------------------------------------------------------------------------------------------------------------
         87          1.11%                2.54%              3.18%              3.62%              3.92%
----------------------------------------------------------------------------------------------------------------
         86          1.16%                2.64%              3.30%              3.74%              4.04%
----------------------------------------------------------------------------------------------------------------
         85          1.26%                2.88%              3.60%              3.87%              4.14%
----------------------------------------------------------------------------------------------------------------
         84          1.37%                3.12%              3.90%              4.19%              4.49%
----------------------------------------------------------------------------------------------------------------
         83          1.47%                3.36%              4.20%              4.52%              4.83%
----------------------------------------------------------------------------------------------------------------
         82          1.58%                3.60%              4.50%              4.84%              5.18%
----------------------------------------------------------------------------------------------------------------
         81          1.68%                3.84%              4.80%              5.16%              5.52%
----------------------------------------------------------------------------------------------------------------
         80          1.79%                4.08%              5.10%              5.48%              5.87%
----------------------------------------------------------------------------------------------------------------
         79          1.89%                4.32%              5.40%              5.81%              6.21%
----------------------------------------------------------------------------------------------------------------
         78          2.00%                4.56%              5.70%              6.13%              6.56%
----------------------------------------------------------------------------------------------------------------
         77          2.10%                4.80%              6.00%              6.45%              6.90%
----------------------------------------------------------------------------------------------------------------
         76          2.21%                5.04%              6.30%              6.77%              7.25%
----------------------------------------------------------------------------------------------------------------
         75          2.31%                5.28%              6.60%              7.10%              7.59%
----------------------------------------------------------------------------------------------------------------
         74          2.42%                5.52%              6.90%              7.42%              7.94%
----------------------------------------------------------------------------------------------------------------
         73          2.52%                5.76%              7.20%              7.74%              8.28%
----------------------------------------------------------------------------------------------------------------
         72          2.63%                6.00%              7.50%              8.06%              8.63%
----------------------------------------------------------------------------------------------------------------
         71          2.73%                6.24%              7.80%              8.39%              8.97%
----------------------------------------------------------------------------------------------------------------
         70          2.84%                6.48%              8.10%              8.71%              9.32%
----------------------------------------------------------------------------------------------------------------
         69          2.94%                6.72%              8.40%              9.03%              9.66%
----------------------------------------------------------------------------------------------------------------
         68          3.05%                6.96%              8.70%              9.35%             10.00%
----------------------------------------------------------------------------------------------------------------
         67          3.15%                7.20%              9.00%              9.68%             10.00%
----------------------------------------------------------------------------------------------------------------
         66          3.26%                7.44%              9.30%             10.00%             10.00%
----------------------------------------------------------------------------------------------------------------
         65          3.36%                7.68%              9.60%             10.00%             10.00%
----------------------------------------------------------------------------------------------------------------
         64          3.47%                7.92%              9.90%             10.00%             10.00%
----------------------------------------------------------------------------------------------------------------
         63          3.50%                8.00%              10.00%            10.00%             10.00%
----------------------------------------------------------------------------------------------------------------


                                                      -E-6-

         62          3.50%                8.00%              10.00%            10.00%             10.00%
----------------------------------------------------------------------------------------------------------------
         61          3.50%                8.00%              10.00%            10.00%             10.00%
----------------------------------------------------------------------------------------------------------------
         60          3.50%                8.00%              10.00%            10.00%             10.00%
----------------------------------------------------------------------------------------------------------------
         59          3.50%                8.00%              10.00%            10.00%             10.00%
----------------------------------------------------------------------------------------------------------------



                                                      -E-7-


Penn-America Insurance Company, Consolidated                                    Disclaimer: This Exhibit is solely an illustration
Contingent Profit Commission Calculation                                        of a sample calculation of a Contingent Profit
Contingent Year: Year Ended December 31, 2000                                   Commission and is subject to a number of terms and
XYZ Agency                                                                      conditions not set forth in this Exhibit 2.


                            Written          Earned         Losses &       Commissions       Premium        Company
                            Premium         Premium       LAE Incurred     & Filed Fees       Taxes        Expenses       Combined
                            -------         -------       ------------     ------------       -----        --------       --------


Eligible Business:
------------------
Property
         1998                  400,000          380,000       25.0             22.5            2.5           20.0           70.0
         1999                  500,000          475,000       30.0             22.5            2.5           20.0           75.0
         2000                  600,000          570,000       41.0             22.5            2.5           20.0           86.0
                             ---------        ---------       ----             ----            ---           ----           ----
                             1,500,000        1,425,000       33.1             22.5            2.5           20.0           78.1
                             =========        =========       ====             ====            ===           ====           ====

Casualty
         1998                  700,000          665,000       30.0             22.5            2.5           15.0           70.0
         1999                  800,000          760,000       42.0             22.5            2.5           15.0           82.0
         2000                  900,000          855,000       40.0             22.5            2.5           15.0           80.0
                             ---------        ---------       ----             ----            ---           ----           ----
                             2,400,000        2,280,000       37.8             22.5            2.5           15.0           77.8
                             =========        =========       ====             ====            ===           ====           ====

Total Eligible
Business
         1998                1,100,000        1,045,000       28.2             22.5            2.5           16.8           70.0
         1999                1,300,000        1,235,000       37.4             22.5            2.5           16.9           79.3
         2000                1,500,000        1,425,000       40.4             22.5            2.5           17.0           82.4
                             ---------        ---------       ----             ----            ---           ----           ----
                             3,900,000        3,705,000       35.9             22.5            2.5           16.9           77.9
                             =========        =========       ====             ====            ===           ====           ====


Ineligible                                       Total Agency Written
Business (1) :                                   Premium:

         1998                   70,000                        1998              1,170,000
         1999                  140,000                        1999              1,440,000
         2000                  280,000                        2000              1,780,000
                             ---------                                         ----------
        Total                  490,000                       Total              4,390,000
                             =========                                          =========


2000 Written Premium                          $       1,500,000
1999 Written Premium                          $       1,300,000
2000 Minimum Premium                          $         500,000
Growth Rate                                   15.4%

Three-Year Combined Ratio:

Losses and LAE Incurred Ratio                35.9%
Regular Commissions and Fees Ratio           22.5%
Premium Tax Ratio                            2.5%
Company Expense Ratio                        16.9%
                                             --------------------
                   Combined Ratio            77.9%
                                             ====================


                           -E-8-

Contingent Profit Commission Earned:
------------------------------------

2000 Earned Premium                           $       1,425,000

Contingent Profit Commission Rate - from      6.59%
                                              -------------------
Table

Contingent Profit Commission                  $            93,908
                                              ===================


                           -E-9-

                        ------------------                                                     ------------------

         No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must
not rely on any unauthorized information or representations. This prospectus is           300,000 Shares of Common Stock
an offer to sell only the securities it describes, only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.



                                                                                            PENN-AMERICA GROUP, INC.


                        ------------------

                                                                           Page
                                                                           ----
Where your Can Find More Information......................                   2
Incorporation of Documents by Reference...................                   2
Risk Factors..............................................                   3
Penn America..............................................                   8
Use of Proceeds..........................................                   10
The Plan.................................................                   11                    May 6, 2002
Summary...................................................                  11
Validity of Securities...................................                   14
Documents Delivered with this Prospectus.................                   14
Experts..................................................                   14
Exhibit -- Contingent Profit Commission Addendum                           E-1

                        ------------------                                                     ------------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14..Other Expenses of Issuance and Distribution

         The estimated fees of the distribution, all of which are to be borne by us, are as follows:

         SEC Registration Fee .................................  $      461.00
         Accounting Fees and Expenses .........................  $    4,515.00
         Legal Fees and Expenses ..............................  $    9,000.00
         Miscellaneous ........................................  $      524.00
                                                                 -------------
                  Total .......................................  $   14,500.00
                                                                 =============

Item 15. Indemnification of Directors and Officers

         Pursuant to the provisions of the Pennsylvania Business Corporation Law, the bylaws of Penn-American Group, Inc. provide that a director shall not be personally liable, as such, for monetary damages for any action taken, unless the director breaches or fails to perform a duty of his office and such breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. This limitation does not apply to criminal liability or liability for the payment of taxes. Penn-America Group, Inc.'s bylaws also provide for indemnification of its directors and officers to the fullest extent permitted by Pennsylvania law.

Item 16. Exhibits

3.1 Articles of Incorporation, filed with the Securities and Exchange Commission with Registrant's Report on Form 10-K for the period ended March 31, 1998
3.2 Bylaws, filed with the Securities and Exchange Commission with Registrant's Report on Form 10-K for the period ended March 31, 1998;
4.1      Agency Performance Award and Profit Sharing Plan (included in prospectus)
5        Form of Opinion of Reed Smith LLP
10.3 1993 Casualty Excess of Loss Reinsurance Agreement with National Reinsurance Corporation, incorporated by reference to Exhibit 10.3 to the Registrant's Registration Statement on Form S-1 (No. 33-66892) and filed with the Securities and Exchange Commission on August 2, 1993.
10.3(i) Endorsements Nos. 4 through 6 (Termination Endorsement) to Casualty Excess of Loss Reinsurance Agreement with National Reinsurance Corporation, filed with the Securities and Exchange Commission with Registrant's Report on Form 10-K for the period ended December 31, 1995.
10.7 Agreement dated August 20, 1993, between Penn Independent Corporation ("Penn Independent") and the Registrant regarding the reimbursement of certain employment costs, incorporated by reference to Exhibit 10.7 to Amendment No. 1 to the Registrant's Registration Statement on Form S-1 (No. 33-66892) and filed with the Securities and Exchange Commission on August 26, 1993.

10.7(i) Amendment effective January 1, 1995 to August 20, 1993 Agreement between Penn Independent and Registrant regarding the sharing of certain operating costs, filed with Registrant's Report on Form 10-K for the period ended December 31, 1995, which has been filed with the Securities and Exchange Commission.
10.7(ii) Amendments dated January 1, 1996, and March 1, 1996, to August 20, 1993
         Agreement between Penn Independent and Registrant regarding the sharing of certain operating costs, filed with Registrant's Report on Form 10-K for the period ended December 31, 1996, which has been filed with the Securities and Exchange Commission.
10.7(iii) Amendment dated March 1, 1997, to August 20, 1993 Agreement between
         Penn Independent and Registrant regarding the sharing of certain operating costs, filed with Registrant's Report on Form 10-K for the period ended December 31, 1997, which has been filed with the Securities and Exchange Commission.
10.7(iv) Amendment dated January 1, 1999, to August 20, 1993 Agreement between
         Penn Independent and Registrant regarding the sharing of certain operating costs, filed with the Registrant's Report on Form 10-K for the period ended December 31, 1998, which has been filed with the Securities and Exchange Commission.
10.7(v) Amendment dated January 1, 2000, to August 20, 1993 Agreement between Penn Independent and Registrant regarding the sharing of certain operating costs, filed with Registrant's Report on Form 10-K for the period ended December 31, 1999, which has been filed with the Securities and Exchange Commission.
10.7(vi) Amendment dated July 1, 2000, to August 20, 1993 Agreement between Penn
         Independent and Registrant regarding the sharing of certain operating costs, filed with Registrant's Report on Form 10-K for the period ended December 31, 2000, which has been filed with the Securities and Exchange Commission.
10.7(vii) Amendment dated January 1, 2001, to August 20, 1993 Agreement between
         Penn Independent and Registrant regarding the sharing of certain operating costs.
10.9 Restated Investment Advisory Agreement effective July 1, 1990, between Penn America and Carl Domino Associates, L.P., incorporated by reference to Exhibit 10.9 to the Registrant's Registration Statement on Form S-1 (No. 33-66892) and filed with the Securities and Exchange Commission on August 2, 1993.
10.9(i) Amended Investment Advisory Agreement effective September 1, 1997, between and among Penn-America, its subsidiary, Penn-Star and Carl Domino Associates, L.P., filed with the Registrant's Report on Form 10-K for the period ending December 31, 1997, which was filed with the Securities and Exchange Commission.
10.9(ii) Agreement dated April 15, 1997, between and among General Re New
         England Asset Management, Inc., Penn-America, and its subsidiary, Penn-Star filed with the Registrant's Report on Form 10-K for the period ending December 31, 1997, which was filed with the Securities and Exchange Commission.

10.9(iii) Investment Advisory Agreement effective February 19, 1999, between
         Penn-America Insurance Company and Madison Monroe, Inc., filed with Registrant's Report on Form 10-K for the period ended December 31, 1999, which has been filed with the Securities and Exchange Commission.
10.9(iv) Notice of Termination effective July 1, 2000, of Investment Advisory
         Agreement dated September 1, 1997, between and among Penn-America Insurance Company, its subsidiary, Penn-Star Insurance Company and Carl Domino Associates, L.P., filed with Registrant's Report on Form 10-K for the period ended December 31, 2000, which has been filed with the Securities and Exchange Commission.
10.9(v) Amendment dated November 7, 2000, to Agreement dated April 15, 1997, between and among General Re New England Asset Management, Inc., Penn-America Insurance Company, and its subsidiary, Penn-Star, filed with Registrant's Report on Form 10-K for the period ended December 31, 2000, which has been filed with the Securities and Exchange Commission.
10.9(vi) Amendment dated August 2, 2000, to Investment Management Agreement dated February 25, 1999, between Penn-America Insurance Company and Madison Monroe, Inc., filed with Registrant's Report on Form 10-K for the period ended December 31, 2000, which has been filed with the Securities and Exchange Commission.
10.9(vii) Notice of Termination dated November 2, 2000, of Investment Management
         Agreement dated February 25, 1999, between Penn-America Insurance Company and Madison Monroe, Inc., filed with Registrant's Report on Form 10-K for the period ended December 31, 2000, which has been filed with the Securities and Exchange Commission.
10.10 1993 Stock Incentive Plan, incorporated by reference to Exhibit 10.10 to Amendment No. 4 to the Registrant's Registration Statement on Form S-1 (No. 33-66892) and filed with the Securities and Exchange Commission on September 29, 1993.
10.10(i) Penn-America Group, Inc. 1993 Stock Incentive Plan, as amended and restated April 4, 1994, incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-8 (No. 33-82728) and filed with the Securities and Exchange Commission on August 11, 1994.
10.10(ii) Employee Bonus Plan dated January 1, 2000, filed with Registrant's
         Report on Form 10-K for the period ended December 31, 1999, which has been filed with the Securities and Exchange Commission.
10.10(iii) Amendment dated April 1, 2000, to Penn-America Group, Inc. 1993 Stock
         Incentive Plan, as amended and restated April 4, 1994.
10.11 Lease effective July 1, 2000, between Penn-America Insurance Company and Irvin Saltzman, filed with Registrant's Report on Form 10-K for the period ended December 31, 2000, which has been filed with the Securities and Exchange Commission.
10.14 1995 Multiple Line Excess of Loss (Casualty and Property) Reinsurance Agreement with National Reinsurance Corporation, filed with Registrant's Report on Form 10-K for the period ended December 31, 1995, which has been filed with the Securities and Exchange Commission.

10.14(i) Endorsement No. 1 to Multiple Line Excess of Loss Reinsurance Agreement with National Reinsurance Corporation, effective as of January 1, 1995, filed with Registrant's Report on Form 10-K for the period ended December 31, 1995, which has been filed with the Securities and Exchange Commission.
10.14(ii) Endorsement No. 2 to Multiple Line Excess of Loss Reinsurance
         Agreement with National Reinsurance Corporation, effective as of January 1, 1995, filed with Registrant's Report on Form 10-K for the period ended December 31, 1995, which has been filed with the Securities and Exchange Commission.
10.14(iii) 1996 Property & Liability Reinsurance Agreement with General Re
         Corporation effective May 1, 1996, filed with the Registrant's Report on Form 10-K for the period ended December 31, 1996, which has been filed with the Securities and Exchange Commission.
10.14(iv) Property Catastrophe Excess of Loss Reinsurance Program between subscribing reinsurers and Penn-America and Penn-Star Insurance Companies effective January 1, 2000, to January 1, 2002.
10.14(v) Penn-America Group, Inc. 1995 Key Employee Incentive Compensation Plan, incorporated as Part I to Registrant's Registration Statement on Form S-8 (No. 333-00050) and filed with the Securities and Exchange Commission on January 4, 1996.
10.15(i) Penn-America Insurance Company 2001 Key Employee Incentive Compensation
         Plan, effective January 1, 2001, filed with Registrant's Report on Form 10-K for the period ended December 31, 2000, which has been filed with the Securities and Exchange Commission.
10.17 Penn-America Insurance Company's Agency Award and Profit Sharing Plan, incorporated as Exhibit 4 to Registrant's Registration Statement on Form S-3 (No. 333-00046) and filed with the Securities and Exchange Commission on January 4, 1996.
10.17(i) Penn-America Insurance Company's Agency Award and Profit Sharing Plan, attached as Exhibit 4 to Registrant's Registration Statement on Form S-3 (No. 333-49055) and filed with the Securities and Exchange Commission on March 31, 1998.
10.17(ii) Amended General Agency Profit Sharing Addendum to Agency Award &
         Profit Sharing Plan, filed with Registrant's Report on Form 10-K for the period ended December 31, 1999, which has been filed with the Securities and Exchange Commission.
10.17(iii) General Agent Contingent Profit Commission Addendum between agents and Penn-America and Penn-Star Insurance Companies effective January 1, 2001.
10.18 Stipulation of Termination of Property and Liability Reinsurance Agreement with National Reinsurance Corporation effective May 1, 1996, filed with the Registrant's Report on Form 10-K for the period ended December 31, 1996, which has been filed with the Securities and Exchange Commission.
10.19 Multiple Line Excess of Loss Agreement of Reinsurance including Endorsement No. 1 between General Reinsurance Corporation and Penn-America and Penn-Star Insurance Companies effective January 1, 2000.

10.19(i) Endorsement No. 2 to the Multiple Line Excess of Loss Agreement of
         Reinsurance including Endorsement No. 1 (Exhibit 10.19) between General Reinsurance Corporation and Penn-America and Penn-Star Insurance Companies, effective September 1, 2001.
10.20 Property and Casualty Excess of Loss Reinsurance Agreement between American Re-Insurance Company and Penn-America and Penn-Star Insurance Companies effective September 1, 2001.
11 Statement re: computation of per share earnings, incorporated by reference from Note 2 to the Consolidated Financial Statements, filed with Registrant's Report on Form 10-K for the period ended December 31, 2001, which has been filed with the Securities and Exchange Commission.
13.1 Annual Report to Security Holders, filed with the Securities and Exchange Commission for the period ended December 31, 2001
13.2     *Quarterly Report to Security Holders
23.1     Consent of Reed Smith LLP (included in Exhibit 5)
23.2     Consent of Ernst & Young LLP
24.1     Power of Attorney. See Page II-9
--------------------------------
* To be filed as an amendment.

Item 17. Undertakings

         The undersigned Registrant hereby undertakes:

         1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of the prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the change in volume and price represents no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain undistributed at the termination of the offering.

         4. Insofar as indemnification for liabilities arising under Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         5. The undersigned Registrant hereby undertakes that for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act of 1934 (and where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         6. The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.




                [Remainder of this page intentionally left blank]

                        SIGNATURES AND POWERS OF ATTORNEY

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hatboro, Pennsylvania, on May 6, 2002.

                                    PENN-AMERICA GROUP, INC.



                                    By: /s/ Jon S. Saltzman
                                        ----------------------------------------
                                        Jon S. Saltzman, President and Chief
                                        Executive Officer

         Each of the undersigned directors and officers of Penn-America Group, Inc. hereby severally constitutes and appoints Jon S. Saltzman and Garland P. Pezzuolo, and each of them, as attorneys-in-fact for the undersigned, in any and all capacities, with full power of substitution, to sign any amendments to the registration statement filed by Penn-America Group, Inc. pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same with exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could in person, hereby ratifying and confirming all that each said attorney-in-fact, or any of them, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

             Signatures                                         Title                                    Date
             ----------                                         -----                                    ----

         /s/ Jon S. Saltzman              Chief Executive Officer, President and                 April 18, 2002
--------------------------------------    Director  (Principal Executive Officer)
           Jon S. Saltzman

         /s/ Robert A. Lear               Director                                               April 18, 2002
--------------------------------------
           Robert A. Lear

         /s/ Irvin Saltzman               Chairman and Director                                  April 18, 2002
--------------------------------------
           Irvin Saltzman

       /s/ E.Anthony Saltzman             Director                                               April 18, 2002
--------------------------------------
         E.Anthony Saltzman


                                      II-7


         /s/ Charles Ellman               Director                                               April 18, 2002
--------------------------------------
           Charles Ellman

                                          Director
         /s/ M. Moshe Porat                                                                      April 18, 2002
--------------------------------------
           M. Moshe Porat


           /s/ Paul Simon                 Director                                               April 18, 2002
--------------------------------------
             Paul Simon

        /s/ Martin Sheffield              Director                                               April 18, 2002
--------------------------------------
          Martin Sheffield

       /s/ Jami Saltzman-Levy             Director                                               April 18, 2002
--------------------------------------
         Jami Saltzman-Levy

        /s/ Joseph F. Morris              Chief Financial Officer and Treasurer                  April 18, 2002
--------------------------------------    (Principal Financial Officer)
          Joseph F. Morris

       /s/ Garland P. Pezzuolo            Vice President, Secretary                              April 18, 2002
--------------------------------------    and General Counsel
         Garland P. Pezzuolo

                                  EXHIBIT INDEX



Exhibit No.       Description of Exhibit
-----------       ----------------------

3.1 Articles of Incorporation, filed with the Securities and Exchange Commission with Registrant's Report on Form 10-K for the period ended March 31, 1998

3.2 Bylaws, filed with the Securities and Exchange Commission with Registrant's Report on Form 10-K for the period ended March 31, 1998

4.1 **Agency Performance Award and Profit Sharing Plan (included in prospectus)

5        **Form of Opinion of Reed Smith LLP

10.3 1993 Casualty Excess of Loss Reinsurance Agreement with National Reinsurance Corporation, incorporated by reference to Exhibit 10.3 to the Registrant's Registration Statement on Form S-1 (No. 33-66892) and filed with the Securities and Exchange Commission on August 2, 1993.

10.3(i) Endorsements Nos. 4 through 6 (Termination Endorsement) to Casualty Excess of Loss Reinsurance Agreement with National Reinsurance Corporation, filed with the Securities and Exchange Commission with Registrant's Report on Form 10-K for the period ended December 31, 1995.

10.7 Agreement dated August 20, 1993, between Penn Independent Corporation ("Penn Independent") and the Registrant regarding the reimbursement of certain employment costs, incorporated by reference to Exhibit 10.7 to Amendment No. 1 to the Registrant's Registration Statement on Form S-1 (No. 33-66892) and filed with the Securities and Exchange Commission on August 26, 1993.

10.7(i) Amendment effective January 1, 1995 to August 20, 1993 Agreement between Penn Independent and Registrant regarding the sharing of certain operating costs, filed with Registrant's Report on Form 10-K for the period ended December 31, 1995, which has been filed with the Securities and Exchange Commission.

10.7(ii) Amendments dated January 1, 1996, and March 1, 1996, to August 20, 1993
         Agreement between Penn Independent and Registrant regarding the sharing of certain operating costs, filed with Registrant's Report on Form 10-K for the period ended December 31, 1996, which has been filed with the Securities and Exchange Commission.

10.7(iii) Amendment dated March 1, 1997, to August 20, 1993 Agreement between
         Penn Independent and Registrant regarding the sharing of certain operating costs, filed with Registrant's Report on Form 10-K for the period ended December 31, 1997, which has been filed with the Securities and Exchange Commission.

10.7(iv) Amendment dated January 1, 1999, to August 20, 1993 Agreement between
         Penn Independent and Registrant regarding the sharing of certain operating costs, filed with the Registrant's Report on Form 10-K for the period ended December 31, 1998, which has been filed with the Securities and Exchange Commission.

10.7(v) Amendment dated January 1, 2000, to August 20, 1993 Agreement between Penn Independent and Registrant regarding the sharing of certain operating costs, filed with Registrant's Report on Form 10-K for the period ended December 31, 1999, which has been filed with the Securities and Exchange Commission.

10.7(vi) Amendment dated July 1, 2000, to August 20, 1993 Agreement between Penn
         Independent and Registrant regarding the sharing of certain operating costs, filed with Registrant's Report on Form 10-K for the period ended December 31, 2000, which has been filed with the Securities and Exchange Commission.

10.7(vii) Amendment dated January 1, 2001, to August 20, 1993 Agreement between
         Penn Independent and Registrant regarding the sharing of certain operating costs.

10.9 Restated Investment Advisory Agreement effective July 1, 1990, between Penn America and Carl Domino Associates, L.P., incorporated by reference to Exhibit 10.9 to the Registrant's Registration Statement on Form S-1 (No. 33-66892) and filed with the Securities and Exchange Commission on August 2, 1993.

10.9(i) Amended Investment Advisory Agreement effective September 1, 1997, between and among Penn-America, its subsidiary, Penn-Star and Carl Domino Associates, L.P., filed with the Registrant's Report on Form 10-K for the period ending December 31, 1997, which was filed with the Securities and Exchange Commission.

10.9(ii) Agreement dated April 15, 1997, between and among General Re New
         England Asset Management, Inc., Penn-America, and its subsidiary, Penn-Star filed with the Registrant's Report on Form 10-K for the period ending December 31, 1997, which was filed with the Securities and Exchange Commission.

10.9(iii) Investment Advisory Agreement effective February 19, 1999, between
         Penn-America Insurance Company and Madison Monroe, Inc., filed with

         Registrant's Report on Form 10-K for the period ended December 31, 1999, which has been filed with the Securities and Exchange Commission.

10.9(iv) Notice of Termination effective July 1, 2000, of Investment Advisory
         Agreement dated September 1, 1997, between and among Penn-America Insurance Company, its subsidiary, Penn-Star Insurance Company and Carl Domino Associates, L.P., filed with Registrant's Report on Form 10-K for the period ended December 31, 2000, which has been filed with the Securities and Exchange Commission.

10.9(v) Amendment dated November 7, 2000, to Agreement dated April 15, 1997, between and among General Re New England Asset Management, Inc., Penn-America Insurance Company, and its subsidiary, Penn-Star, filed with Registrant's Report on Form 10-K for the period ended December 31, 2000, which has been filed with the Securities and Exchange Commission.

10.9(vi) Amendment dated August 2, 2000, to Investment Management Agreement dated February 25, 1999, between Penn-America Insurance Company and Madison Monroe, Inc., filed with Registrant's Report on Form 10-K for the period ended December 31, 2000, which has been filed with the Securities and Exchange Commission.

10.9(vii) Notice of Termination dated November 2, 2000, of Investment Management
         Agreement dated February 25, 1999, between Penn-America Insurance Company and Madison Monroe, Inc., filed with Registrant's Report on Form 10-K for the period ended December 31, 2000, which has been filed with the Securities and Exchange Commission.

10.10 1993 Stock Incentive Plan, incorporated by reference to Exhibit 10.10 to Amendment No. 4 to the Registrant's Registration Statement on Form S-1 (No. 33-66892) and filed with the Securities and Exchange Commission on September 29, 1993.

10.10(i) Penn-America Group, Inc. 1993 Stock Incentive Plan, as amended and restated April 4, 1994, incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-8 (No. 33-82728) and filed with the Securities and Exchange Commission on August 11, 1994.

10.10(ii) Employee Bonus Plan dated January 1, 2000, filed with Registrant's
         Report on Form 10-K for the period ended December 31, 1999, which has been filed with the Securities and Exchange Commission.

10.10(iii) Amendment dated April 1, 2000, to Penn-America Group, Inc. 1993 Stock
         Incentive Plan, as amended and restated April 4, 1994.

10.11 Lease effective July 1, 2000, between Penn-America Insurance Company and Irvin Saltzman, filed with Registrant's Report on Form 10-K for the period ended December 31, 2000, which has been filed with the Securities and Exchange Commission.

10.14 1995 Multiple Line Excess of Loss (Casualty and Property) Reinsurance Agreement with National Reinsurance Corporation, filed with Registrant's Report on Form 10-K for the period ended December 31, 1995, which has been filed with the Securities and Exchange Commission.

10.14(i) Endorsement No. 1 to Multiple Line Excess of Loss Reinsurance Agreement with National Reinsurance Corporation, effective as of January 1, 1995, filed with Registrant's Report on Form 10-K for the period ended December 31, 1995, which has been filed with the Securities and Exchange Commission.

10.14(ii) Endorsement No. 2 to Multiple Line Excess of Loss Reinsurance
         Agreement with National Reinsurance Corporation, effective as of January 1, 1995, filed with Registrant's Report on Form 10-K for the period ended December 31, 1995, which has been filed with the Securities and Exchange Commission.

10.14(iii) 1996 Property & Liability Reinsurance Agreement with General Re
         Corporation effective May 1, 1996, filed with the Registrant's Report on Form 10-K for the period ended December 31, 1996, which has been filed with the Securities and Exchange Commission.

10.14(iv) Property Catastrophe Excess of Loss Reinsurance Program between subscribing reinsurers and Penn-America and Penn-Star Insurance Companies effective January 1, 2000, to January 1, 2002.

10.14(v) Penn-America Group, Inc. 1995 Key Employee Incentive Compensation Plan, incorporated as Part I to Registrant's Registration Statement on Form S-8 (No. 333-00050) and filed with the Securities and Exchange Commission on January 4, 1996.

10.15(i) Penn-America Insurance Company 2001 Key Employee Incentive Compensation
         Plan, effective January 1, 2001, filed with Registrant's Report on Form 10-K for the period ended December 31, 2000, which has been filed with the Securities and Exchange Commission.

10.17 Penn-America Insurance Company's Agency Award and Profit Sharing Plan, incorporated as Exhibit 4 to Registrant's Registration Statement on Form S-3 (No. 333-00046) and filed with the Securities and Exchange Commission on January 4, 1996.

10.17(i) Penn-America Insurance Company's Agency Award and Profit Sharing Plan, attached as Exhibit 4 to Registrant's Registration Statement on Form S-3 (No. 333-49055) and filed with the Securities and Exchange Commission on March 31, 1998.


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


10.17(ii) Amended General Agency Profit Sharing Addendum to Agency Award &
         Profit Sharing Plan, filed with Registrant's Report on Form 10-K for the period ended December 31, 1999, which has been filed with the Securities and Exchange Commission.

10.17(iii) General Agent Contingent Profit Commission Addendum between agents and Penn-America and Penn-Star Insurance Companies effective January 1, 2001.

10.18 Stipulation of Termination of Property and Liability Reinsurance Agreement with National Reinsurance Corporation effective May 1, 1996, filed with the Registrant's Report on Form 10-K for the period ended December 31, 1996, which has been filed with the Securities and Exchange Commission.

10.19 Multiple Line Excess of Loss Agreement of Reinsurance including Endorsement No. 1 between General Reinsurance Corporation and Penn-America and Penn-Star Insurance Companies effective January 1, 2000.

10.19(i) Endorsement No. 2 to the Multiple Line Excess of Loss Agreement of
         Reinsurance including Endorsement No. 1 (Exhibit 10.19) between General Reinsurance Corporation and Penn-America and Penn-Star Insurance Companies, effective September 1, 2001.

10.20 Property and Casualty Excess of Loss Reinsurance Agreement between American Re-Insurance Company and Penn-America and Penn-Star Insurance Companies effective September 1, 2001.

11 Statement re: computation of per share earnings, incorporated by reference from Note 2 to the Consolidated Financial Statements, filed with Registrant's Report on Form 10-K for the period ended December 31, 2001, which has been filed with the Securities and Exchange Commission.

13.1 **Annual Report to Security Holders, filed with the Securities and Exchange Commission for the period ended December 31, 2001.

13.2     *Quarterly Report to Security Holders.

23.1     **Consent of Reed Smith LLP (included in Exhibit 5).

23.2     **Consent of Ernst & Young LLP.

24.1     **Power of Attorney. See Page II-7.

--------------------------------
* To be filed as an amendment.
* Being filed herewith.



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